INVESTOR DISCLOSURE PACKET

Purpose8 Real Estate, LLC

(a Michigan Limited Liability Company)

$200,000

Promissory Notes

Purpose8 Real Estate, LLC

19815 Negaunee

Redford, Michigan 48240

May 27, 2022

TABLE OF CONTENTS

FORM C

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

§227.201 (Z) TESTING THE WATERS MATERIALS

EXHIBIT A: OPERATING PRO-FORMA

EXHIBIT B: RISKS OF INVESTING

EXHIBIT C: REG CF INVESTMENT AGREEMENT

EXHIBIT D: PROMISSORY NOTE

EXHIBIT E: NOTE INDENTURE

EXHIBIT F: PURPOSE8 REAL ESTATE LLC AGREEMENT

EXHIBIT G: MARKET ANALYSIS

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: BACKGROUND CHECKS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Purpose8 Real Estate, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Michigan
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 1, 2021
Kind of Entity (Check One)	_____ Corporation ___X___ Limited liability company _____ Limited Partnership
Street Address	19815 Negaunee Redford, Michigan 48240
Website Address	https://www.kornrstore.com/

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

        Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.
- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Brinda Devine	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	+25 years commercial real estate -portfolio management, asset management, commercial lease negotiation and development.	
Principal Occupation During Last Three Years	Director, Real Estate & Asset Management, Wayne State University	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.
- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Brinda Devine

§227.201(d) – The Company's Business and Business Plan

About the Project

Many Detroit neighborhoods lack life essentials that we take for granted on a daily basis - access to healthy food and drink options, personal and home goods, and the Internet. Brinda Devine, owner of Purpose8 Real Estate, LLC (the "Company" or "P8 Real Estate") says "We could have a long discussion on the why, but I would rather focus on a solution and create a why not."[1] Her "why not" is a concept called Kornr Store, and P8 Real Estate has purchased a tiny building on 6224 16th Street, Detroit, 48208 (the "Property") to build a home for the first one.[2]

The Property is a small, two-story mixed-use building, totaling just 1,566 square feet, P8 Real Estate has purchased the Property and is now raising funds through this debt offering, to renovate the 816 square feet first floor into a home for the first Kornr Store and the 750 square feet second floor into a two-bedroom, one-bathroom residential rental unit (the "Project".) Sustainable features are planned along with a community green space, to be used as a meeting space for neighborhood residents, seniors, and others who live, work, and visit nearby historical neighborhood anchors.

Total anticipated development cost for the Project is just under $340,000, including the purchase cost of the Property. The funds raised through this offering will supplement a bank loan of approximately $100,000 and owner equity of approximately $40,000. (See About the Finances for further detail.) Local architect Infuz Architects have completed the necessary architectural work.[3] No entitlements are required; a contractor has been engaged and renovation work is expected to begin in July 2022 with completion expected in the Fall of 2022.

The first-floor tenant, Kornr Store, is planning to carry a mix of life essentials including coffee, baked goods, typical foods (bread, milk, dairy products, beverages, and water) along with a mixture of personal, home goods and small business products, some made by local residents. These will be available for sale both at the brick-and-mortar store and on the Korn Store e-commerce website.[4] Community activities are planned as well, through partnership with the community development organization, NW Goldberg Cares.[5]

P8 Real Estate has been awarded a grant of $45,000 by Motor City Match.[6] This grant will be used to begin the Kornr Store operations.

Market rental rates are planned at $20 per square foot on the first floor with the tenant being responsible for its maintenance, repairs, operations, insurance and utilities. The second-floor rental

---

[1] https://www.p8realestatesolutions.com/
[2] https://goo.gl/maps/MDgURt2h7a5dk8VFA
[3] https://www.infuzarchitects.com/
[4] https://www.kornrstore.com/
[5] https://www.nwgoldbergcares.com/
[6] https://www.degc.org/motor-city-match-mayor-announce-500k-in-cash-grants-to-12-new-businesses/

unit is expected to rent for $1,200 per month, with no utilities included. Amenities planned include new stove, refrigerator and stackable washer/dryer unit. This is an affordable housing rate.

About the Developer

Brinda Devine, the manager of P8 Real Estate, has been in commercial real estate for over 25 years with expertise in managing portfolios of real estate asset management, assets, third-party development, agreements and commercial leases.[7] Brinda's expertise includes management, oversight and administration of a unique portfolio of real estate assets which have included commercial, medical office, research, clinical and retail. Her expertise includes development, acquisition and disposition of commercial real estate assets, due diligence, financial analysis, and modeling, development proformas, and creation of capital and operational budgets.

Brinda holds a Michigan Broker's license, M.B.A in Entrepreneurship and Innovation, a bachelor's with a concentration in Finance, is active in the Urban land Institute including as a committee member of Local Small Product Council, Pathways to Diversity and is a co-founding member of the Women's Sustainable Initiative (WSDI).[8] [9]

While Brinda's commercial real estate career has primarily focused on large institutional real estate projects and leases, Brinda has chosen to focus on developing small scale neighborhood marketplaces within emerging Detroit neighborhoods

Additional accomplishments and licenses include:

- State of Michigan Real Estate Broker,
- M.B.A., Mike Ilitch Business School, Wayne State University, Entrepreneurship and Innovation
- Urban Land Institute (ULI), member of the Local Small Product Council and ULI Pathway to Inclusion Committee
- Larson Center for Leadership Alumni
- 2020 Capital Impact, 2020 Cohort, Equitable Development Initiative
- Institute of Real Estate Management (IREM), CPM
- National Association of Realtors (NAR)
- Metropolitan Consolidated Association of Realtors (MCAR)
- Crain's - 50 Names to Know in Real Estate (2016)

---

[7] https://www.linkedin.com/in/brindadevine/
[8] www.p8realestatesolutions.com
[9] https://www.kornrstore.com/

About the Change

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓





About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a real estate project in 6224 16th Street Detroit, Michigan 48208 United States (briefly describe project).

We are trying to raise a maximum of $200,000, but we will move forward with the Project and use investor funds if we are able to raise at least $25,000 (the "Target Amount"). If we have not raised at least the Target Amount by September 30, 2022 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $500. Investments above $500 may be made in $500 increments (e.g., $1,000 or $1,500, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm on September 28, 2022 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

About the Market

The Property is located within the historical NW Goldberg neighborhood with quick connections to I-96, M-10 and I-75 freeways and within blocks of historical anchors including Motown Museum, Henry Ford

Hospital, New Center, Tech Town and Wayne State University.[10] [11] [12] [13] [14] [15] The Property is also just a few blocks from a newly announced Lee Plaza senior housing development project supported by the City of Detroit.[16] This long planned project is expected to be an economic catalyst that will encourage additional housing options for existing and new residents.

The 48208-zip code has a population of approximately 10,000 people and is a majority Black neighborhood.[17] 84% of all residents are Black with an additional 4.6% other minority or mixed race. Median household income was just over $20,000 at the last census. The neighborhood has a large percentage of vacancies (25%) and the majority of households (53%) are rented. Approximately 21% of households own their home. Retail and restaurant options are limited in this neighborhood.

Key Deal Points

- **Black female developer.** Focused on small scale development
- **Black demographic.** 84% Black residents
- **Food desert.** Bringing food to a neighborhood without
- **Emerging neighborhood.** Disinvested with emerging potential
- **Elimination of blight.** Renovation of a vacant building
- **Community centric.** Anchored with a tiny, neighborhood-centric marketplace.

About the Finances

Total acquisition and development costs of approximately $340,000 are planned to be financed through the debt raised through this offering and a bank loan along with approximately $40,000 owner equity in the form of cash and the building. The Company anticipates refinancing the project in three to five years after operations begin, at which all investor funds, both original equity and accrued interest, are planned to be repaid.

P8 Real Estate has also been awarded a grant of $45,000 by Motor City Match.[18] This grant will be used to begin the Kornr Store operations.

The financing assumptions to redevelop the property are anticipated to be as follows:

Projects costs	

[10] https://theneighborhoods.org/neighborhoods/nw-goldberg

[11] https://www.motownmuseum.org/

[12] https://www.henryford.com/locations/henry-ford-hospital

[13] https://theneighborhoods.org/neighborhoods/new-center

[14] https://techtowndetroit.org/

[15] https://wayne.edu/

[16] https://theneighborhoods.org/story/historic-lee-plaza-sold-developers-eye-affordable-market-rate-housing-after-renovation

[17] https://www.unitedstateszipcodes.org/48208/

[18] https://www.degc.org/motor-city-match-mayor-announce-500k-in-cash-grants-to-12-new-businesses/

Building purchase	$28,000
Soft costs	$141,002
Hard costs	$170,506
Total project costs	**$339,508**
Sources	
Bank loan	$100,000
Owner equity	$39,508
Small Change debt	$200,000
Total sources	**$339,508**

Cash flow projections for the building's operations can be reviewed in Exhibit A: Operating Pro Forma.

Investor Return

The Company will issue a Promissory Note for each investment made. Principal and interest shall be paid on any outstanding principal of each Note at the rate of eight percent (8%) per year and amortized over a 25-year period. Both principal and interest payments will be calculated beginning on January 1 2023, and paid quarterly are that.

Any outstanding principal shall be paid on either the maturity date of each Note, December 31, 2027, or upon refinancing of the Project, whichever is earlier.

See Exhibit D, the Promissory Note and Exhibit E, the Note Indenture for more detailed and complete terms.

COVID19 Disclosure

Over the last year the impact of COVID 19 on the construction industry has been significant. As a result development costs have increased, negatively impacting both short- and long-term profitability and making it difficult to raise sufficient capital.

Adverse impacts include:

● Labor Shortage/Increase Labor Costs – Increase in labor costs to attract talent which subsequently impacts the profitability of existing and future real estate development projects.
● Supply Shortage – Labor shortage exacerbated delays in supplies which increased supply prices and subsequently real estate project costs.
● Delay in project construction - Creates higher development costs which reduces the projected profitability.

- Increased material costs - Inflation is currently at 8.5% and many material costs have increased by larger margins over the last few years.
- Safety Protocols - New safety protocols established by the State and the CDC increase costs for masks and sanitization.

Some positive impacts include:

- Residential rental rates remain strong since there is a huge demand for housing.
- Greater attention to structural racism.
- Greater support of Black small business owners.
- Greater willingness to support neighborhood-based real estate projects.
- Greater focus on sustainability and ESG (Environmental, Social, Governance) principles.
- More attention to channeling funds to disinvested neighborhoods.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount	$25,000
Offering Deadline	September 30, 2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	__X__ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.

	<u> X </u> We will accept subscriptions on a first-come, first-served basis.
	<u> </u> Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $25,000:

Use of Money	How Much (approximately)
Cost of Construction	$25,000
TOTAL	**$25,000**

If we raise the maximum goal of $200,000:

Use of Money	How Much (approximately)
Cost of Construction	$200,000
TOTAL	**$200,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Offering Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change.[19] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

---

[19] smallchange.co

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached as Exhibit D: Promissory Note and Exhibit E: Note Indenture.

Your Right to Payments under the Note

Your Note will bear interest at 8% per year, non-compounding. All interest accrued and outstanding principal shall be paid on either the maturity date of each Note, December 31, 2027, or upon refinancing of the Project, whichever is earlier.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Manager's consent.
- If you want to sell your Note the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- For a period of one year, you won't be allowed to transfer your Notes except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

    As a result, you should plan to hold your Note until maturity.

Modification of Terms of Notes

The terms of the Notes may not be modified or amended. However, the terms of the Note Indenture may be modified or amended with the consent of Investors holding 25% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

None.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Ms. Brinda Devine is the Manager and has complete control over the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could do a bad job running the project.

- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on the terms of any lease, which affects the profitability of the project.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Notes in the future. If we had to place a value on the Notes, it would be based on the amount of money the owners of theNotess would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500 plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering
-

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.

- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Michigan Limited Liability Company Act on January 1, 2021. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters including the purchase of the Property and improvements to make sure it is weather tight. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to renovate and operate the Project, as described in our business plan. We will also use debt (borrow money) to finance a portion of the costs.

Capital Resources

As of now, we have purchased the Property, but have not entered into any other agreements. Other than the proceeds we hope to receive from the Offering, our only other source of capital is expected to be the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations except for the purchase of the Property.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

Our financial statements are attached as Exhibit H: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on Small Change). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline*,* the 'target amount' for this offering is $25,000. You can track our progress in raising money under this Reg CF Offering on Offering page at Small Change.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.kornrstore.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no additional information to provide.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: OPERATING PRO-FORMA

REVENUES		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Gross Residential Rent	$	14,400 $	14,832 $	15,277 $	15,735 $	16,207
+Other Income		13,100	13,493	13,898	14,315	14,744
= Residential Income		27,500	28,325	29,175	30,050	30,951
Gross Commercial Rent		16,320	16,810	17,314	17,833	18,368
+ Tenant Contributions		1,920	1,978	2,037	2,098	2,161
=Commercial Income		18,240	18,787	19,351	19,931	20,529
= Effective Gross Income	$	45,740	47,112	48,526	49,981	51,481
Operating Expenses						
Management Fees		1,369	1,410	1,453	1,496	1,541
Real Estate Property Tax		6,500	6,630	6,763	6,965	7,174
Other		7,000	7,210	7,426	7,649	7,879
= Total Operating Expenses		14,869	15,250	15,641	16,111	16,594
- Transfer to Bank Reserves		500	500	500	500	500
- Bank Interest Reserves		4,000	4,000	4,000	4,000	4,000
= Net Operating Income		26,371	27,362	28,384	29,371	30,387
Debt Service (p+i) bank, $100,000, 25 yr am, 7%		8,581	8,581	8,581	8,581	8,581
-Small Change $200,000 (p+i), 25 yr am, 8%		17,765	17,765	17,765	17,765	17,765
		26,347	26,347	26,347	26,347	26,347
Cash Flow	$	24	1015	2038	3024	4040

Year 5 Refinancing			
Capitalized market value	8%	Cap Rate	379834
Loan refinancing @ 75% LTV			284876
Less refinancing fees			-2849
Less bank debt principal owed			-90230
Less Small Change balance on notes			-144308
Total after loans are repaid			**47489**

Assumptions

BANK AMORTIZATION	YEARS		1	2	3	4	5
INTEREST APR	7.00%						
AMORTIZATION IN YEARS	25	yrs of pymt		5			
LOAN AMOUNT	100,000						
P&I - ANNUAL	8,581		8,581	8,581	8,581	8,581	8,581
INTEREST			6,952	6,729	6,613	6,488	6,354
PRINCIPAL			1,630	1,852	1,968	2,093	2,227
REMAINING PRINCIPAL			98,370	96,519	94,551	92,457	90,230

BANK AMORTIZATION	YEARS		1	2	3	4	5
INTEREST APR	8.00%						
AMORTIZATION IN YEARS	30	yrs of pymt		5			
LOAN AMOUNT	200,000						
P&I - ANNUAL	17,765		17,765	17,765	17,765	17,765	17,765
INTEREST			6,952	6,729	6,613	6,488	6,354
PRINCIPAL			10,814	11,036	11,153	11,278	11,412
REMAINING PRINCIPAL			189,186	178,150	166,997	155,720	144,308

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth

- Developing its products and services

- Developing its brands

- Responding effectively to the offerings of existing and future competitors

- Attracting, retaining, and motivating qualified executives and personnel

- Implementing business systems and processes, including technology systems

- Raising capital

- Controlling costs

- Managing growth and expansion

- Implementing adequate accounting and financial systems and controls

- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by a privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founder, Brinda Devine. Ms. Devine does not have significant management training or experience in the running of a retail store.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of [products] [services], making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very

difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Ms. Brinda Devine will manage all aspects of the Company and its business. Furthermore, if Ms. Devine or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

● You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

● You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

● You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Debt Securities

You Have no Upside: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the Company turns into the next Facebook.

You Do Have A Downside: Conversely, if the Company loses enough value, you could lose some or all of your money.

Subordination to Rights of Other Lenders: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

Lack of Security: Even though you will be a creditor of the Company, your debt will not be secured.

Issuers Typically Will Not have Third Party Credit Ratings: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help Investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving Investors with no objective measure by which to judge the Company's creditworthiness.

Interest Rate Might Not Adequately Compensate You For Risk Level: Theoretically, the interest rate paid by a Company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2022, by and between Purpose8 Real Estate, LLC, a Michigan limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

   1.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the " Interest."

   1.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by the State of Michigan law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Michigan, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall

not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at bddevine@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

    Investor Signature

ACCEPTED: Purpose8 Real Estate, LLC

By: /s/ Brinda Devine

    Manager

EXHIBIT D: NON-NEGOTIABLE PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 2022, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		*Principal Amount*	$_____

  FOR VALUE RECEIVED, Purpose8 Real Estate, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated May 27, 2022, the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

  IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.


Purpose8 Real Estate, LLC


By: _____
     Brinda Devine, Manager

EXHIBIT E: NOTE INDENTURE

This Note Indenture is entered into by Purpose8 Real Estate, LLC, a Delaware limited liability company (the "Company") and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on May 27, 2022 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Application of Note Indenture to Notes**. The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2. **Events of Default**. An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3. **Consequences of Default**.

3.1. **Notice**. Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.

3.2. **Appointment of Representative**.

3.2.1. **Selection**. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative**. The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney**. Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonable necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims**. No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers**. Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative**. The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative**. A Representative may resign at any time by giving written notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3.   **Remedies**.

    3.3.1.   **In General**. Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

    3.3.2.   **Additional Interest**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were eight percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

    3.3.3.   **Expenses**. Following the occurrence of an Event of Default and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4.   **Application of Payments**.

    3.4.1.   **In General**. Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

    (a)   First, to pay the expenses described in section 3.3.3;

    (b)   Second, to pay interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

    (c)   Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

    3.4.2.   **Payments Deemed Held in Trust**. Any Purchaser who receives a payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers, and shall return such excess on demand.

3.5.   **Forbearance Not a Waiver**. If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute

a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Purchaser or the Representative, as the case may be.

3.6.   **Termination of Default**. An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1.   The date the Representative and the Company enter into a settlement of all claims; or

3.6.2.   If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3.   If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4.   **Limitation on Distributions**.

4.1.   **Certification Required**. Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2.   **No Distributions Upon Default**. The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3.   **Obligation to Return Distributions**. Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall immediately return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4.   **Limitation of Liability**. Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's

assets.

5. **Payments Required**.

5.1. **Maturity Date**. The entire amount outstanding under each Note, including all unpaid interest and outstanding principal, is due on December 31, 2027.

5.2. **Principal and Interest**. Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of eight percent (8%) per year. Principal payments will be calculated over a 25-year amortization period with a balloon payment to be made on the maturity date of this note. Both principal and interest payments ("Payments") will be calculated beginning on January 1, 2023. Thereafter payment shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at ten per cent (10%) per year until paid.

5.3. **Cash Flow**.

5.3.1. **In General**. For purposes of this section 5, the Company's "Cash Flow" means the excess of the Company's cash receipts over its cash expenses. Cash receipts include, but are not limited to, contributions and loans from members and others (including the proceeds of the Offering and other offerings of securities), rents, interest, the proceeds of loans, and amount released from reserve accounts; while cash expenses include, but are not limited to, debt service, loan repayments, all taxes, rent, fees and expenses paid to third parties including but not limited to operating, maintenance, insurance, utilities, and legal fees, and amounts contributed to reserve accounts. Every distribution made to the equity owners of the Company shall be deemed to consist of Cash Flow.

5.3.2. **Payments to Related Persons**. Payments made by the Company to related parties shall not be taken into account in calculating the Company's Cash Flow. For these purposes, "related parties" means any member, manager, or officer of the Company and any person that would be treated as related to a member, manager, or officer under sections 267(b) or 707(b) of the Internal Revenue Code, substituting the phrase "at least 10%" for the phrase "more than 50%" each place it occurs.

5.4. **Prepayment**. The Company may prepay any Note at any time, in whole or in part, without penalty.

6. **Payment and Withholding**.

6.1. **Payment**. All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2.   **Withholding**. If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon written request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a state, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

7.   **Transfers**.

7.1.   **Limitations on Transfers**. Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2.   **Conditions**. In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, *i.e.*, fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3.   **First Right of Refusal**. In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4.   **Exempt Transfers**. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8.   **Replacement of Indenture**.

8.1.   **In General**. The Company may at any time propose to replace this Note Indenture in its entirety with a different indenture (the "<u>Replacement Note Indenture</u>"). The Company shall forward to all Purchasers a true copy of the proposed Replacement Indenture (the "<u>Replacement Indenture Notice</u>"). Upon the affirmative consent of Purchasers holding at least twenty five percent (25%) of all outstanding Notes, measured by outstanding principal amount, the Replacement Note Indenture shall be deemed to have been adopted by all of the Purchasers and shall replace and supersede this Note Indenture in its entirety. If such affirmative consent has not been obtained within ninety (90) days following the date of the Replacement Indenture Notice, then the Company shall not again seek the consent of the Purchasers for any replacement indenture for a period of an additional ninety (90) days.

8.2.   **Amendment without Consent of Purchasers**. Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1.   Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2.   Establish the form or terms of Notes;

8.2.3.   Cure any ambiguity, defect, or inconsistency;

8.2.4.   Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5.   Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6.   Secure the Notes; or

8.2.7.   Make any other change that does not adversely affect the rights of any Purchaser.

9.   **Related Parties**. In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10.   **Miscellaneous**.

10.1.   **Electronic Delivery**. All communications from the Company to Purchasers, including but not

limited to all tax forms, shall be via electronic delivery.

10.2.   **Notice**. Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to bddevine@gmail.com, if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3.   **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4.   **No Sinking Fund**. Notes are not entitled to any sinking fund.

10.5.   **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Delaware law, and (v) if such Purchaser is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

10.6.   **Waiver of Jury Trial**. Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.


Purpose8 Real Estate, LLC


By: _____
Brinda Devine, Manager

EXHIBIT F: KORNR STORE LLC AGREEMENT

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
Purpose8 Real Estate, LLC

FORMED IN THE STATE OF MICHIGAN

This Agreement, entered into on December 26, 2018, is a

SINGLE-MEMBER LLC OPERATING AGREEMENT, entered into by and between **Purpose8 Real Estate, LLC**, a Michigan Limited Liability Company (the "Company") of 19815 Negaunee, Redford, MI 48240, hereinafter known as the "Member."

WHEREAS the Member's desire to create a limited liability company under the laws of the State of Michigan and set forth the terms herein of the Company's operation and the relationship between the Member.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Member and the Company agree as follows:

1. Name and Principal Place of Business

The name of the Company shall be Purpose8 Real Estate, LLC. The principal place of business of the Company shall be at 19815 Negaunee, City of Redford, in the State of Michigan, 48240 or at such other place of business as the Member shall determine.

2. Formation

The Company was formed on December 26, 2018, when the Member filed the Articles of Organization with the office of the Secretary of State of the State of Michigan pursuant to the statutes governing limited liability companies in the State of Michigan (the "Statutes")

3. Purpose

The purpose of the Company is to engage in and conduct any and all lawful businesses, activities or functions, and to carry on any other lawful activities in connection with or incidental to the foregoing, as the Member in their discretion shall determine.

4. Term

The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

5. Member Capital Contributions

Single Member LLC: The Member may make such capital contributions (each a "Capital Contribution") in such amounts and at such times as the Member shall determine. The Member shall not be obligated to make any Capital Contributions. The Member may take distributions of the capital from time to time in accordance with the limitations imposed by the Statutes.

Member shall have no right to withdraw or reduce their contributions to the capital of the Company until the Company has been terminated unless otherwise set forth herein. Member shall have no right to demand and receive any distribution from the Company in any form other than cash and Member shall not be entitled to interest on their capital contributions to the Company.

The liability of any Member for the losses, debts, liabilities and obligations of the Company shall be limited to the amount of the capital contribution of each Member plus any distributions paid to such Member, such Member's share of any undistributed assets of the Company; and (only to the extent as might be required by applicable law) any amounts previously distributed to such Member by the Company.

6. Distributions

For purposes of this Agreement "net profits" and "net losses" mean the profits or losses of the Company resulting from the conduct of the Company's business, after all expenses, including depreciation allowance, incurred in connection with the conduct of its business for which such expenses have been accounted.

The term "cash receipts" shall mean all cash receipts of the Company from whatever source derived, including without limitation capital contributions made by the Member; the proceeds of any sale, exchange, condemnation or other disposition of all or any part of the assets of the Company; the proceeds of any loan to the Company; the proceeds of any mortgage or refinancing of any mortgage on all or any part of the assets of the Company; the proceeds of any insurance policy for fire or other casualty damage payable to the Company; and the proceeds from the liquidation of assets of the Company following termination.

The term "capital transactions" shall mean any of the following: the sale of all or any part of the assets of the Company; the refinancing of mortgages or other liabilities of the Company; the receipt of insurance proceeds; and any other receipts or proceeds are attributable to capital.

Doc ID: a11d54da08ab758d28242128b3b966909205b059

SINGLE-MEMBER: A "Capital Account" for the Member shall be maintained by the Company. The Member Capital Account shall reflect the Member's capital contributions and increases for any net income or gain of the Company. The Member's Capital Account shall also reflect decreases for distributions made to the Member and the Member's share of any losses and deductions of the Company.

The term "Member" Percentage Interests" shall mean the percentages set forth opposite the name of each Member Below:

Member	Percentage Interest
Brinda Devine	**100%**

During each fiscal year, the net profits and net losses of the Company (other than from capital transactions), and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be credited or charged, as the case may be, to the capital accounts of each Member in proportion to the Member's Percentage Interests. The net profits of the Company from capital transactions shall be allocated in the following order of priority: (a) to offset any negative balance in the capital accounts of the Member's in proportion to the amounts of the negative balance in their respective capital accounts, until all negative balances in the capital accounts have been eliminated; then (b) to the Member's in proportion to the Member's Percentage Interests. The net losses of the Company from capital transactions shall be allocated in the following order of priority: (a) to the extent that the balance in the capital accounts of any Member's are in excess of their original contributions, to such Member's in proportion to the excess balances until all such excess balances have been reduced to zero; then (b) to the Member's in proportion to the Member's Percentage Interests.

The cash receipts of the Company shall be applied in the following order of priority: (a) to the payment of interest or amortization on any mortgages on the assets of the Company, amounts due on debts and liabilities of the Company other than those due to any Member, costs of the construction of the improvements to the assets of the Company and operating expenses of the Company; (b) to the payment of interest and establishment of cash reserves determined by the Member to be necessary or appropriate, including without limitation, reserves for the operation of the Company's business, construction, repairs, replacements, taxes and contingencies; and (d) to the repayment of any loans made to the Company by any Member. Thereafter, the cash receipts of the Company shall be distributed among the Member as hereafter provided.

Except as otherwise provided in this Agreement or otherwise required by law, distributions of cash receipts of the Company, other than from capital transactions, shall be allocated among the Member in proportion to the Member's Percentage Interests.

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Except as otherwise provided in this Agreement or otherwise required by law, distributions of cash receipts from capital transactions shall be allocated in the following order or priority: (a) to the Member's in proportion to their respective capital accounts until each Member has received cash distributions equal to any positive balance in their capital account; then (b) to the Member's in proportion to the Member's Percentage Interests.

It is the intention of the Member's that the allocations under this Agreement shall be deemed to have "substantial economic effect" within the meaning of Section 704 of the Internal Revenue Code and Treas. Reg. Section 1.704-1. Should the provisions of this Agreement be inconsistent with or in conflict with Section 704 of the Code or the Regulations thereunder, then Section 704 of the Code and the Regulations shall be deemed to override the contrary provisions thereof. If Section 704 or the Regulations at any time require that limited liability company operating agreements contain provisions which are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though they had been expressly set forth herein.

7. Books, Records and Tax Returns

SINGLE-MEMBER: The Company shall maintain complete and accurate books and records of the Company's business and affairs as required by the Statutes and such books and records shall be kept at the Company's Registered Office and shall in all respects be independent of the books, records and transactions of the Member.

The Company's fiscal year shall be the calendar year with an ending month of December.

The Member intends that the Company, as a single member LLC, shall be taxed as a sole proprietorship in accordance with the provisions of the Internal Revenue Code. Any provisions herein that may cause the Company not to be taxed as a sole proprietorship shall be inoperative.

8. Bank Accounts

All funds of the Company shall be deposited in the Company's name in a bank account or accounts as chosen by the Member's. Withdrawals from any bank accounts shall be made only in the regular course of business of the Company and shall be made upon such signature or signatures as the Member's from time to time may designate.

9. Management of the Company

The business and affairs of the Company shall be conducted and managed by the Member's in accordance with this Agreement and the laws of the State of
.

SINGLE-MEMBER: Brinda Devine, as sole member of the Company, has sole authority and power to act for or on behalf of the Company, to do any act that would be binding on the Company, or incur any expenditures on behalf of the Company. The Member shall not be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court. The Company is organized as a "member-managed" limited liability company. The Member is designated as the managing member.

4

Doc ID: a11d54da08ab758d28242128b3b966909205b059

SINGLE-MEMBER: <u>Ownership of Company Property</u>.

The Company's assets shall be deemed owned by the Company as an entity, and the Member shall have no ownership interest in such assets or any portion thereof. Title to any or all such Company assets may be held in the name of the Company, one or more nominees or in "street name", as the Member may determine.

Except as limited by the Statutes, the Member may engage in other business ventures of any nature, including, without limitation by specification, the ownership of another business similar to that operated by the Company. The Company shall not have any right or interest in any such independent ventures or to the income and profits derived therefrom.

10. <u>Dissolution and Liquidation</u>

SINGLE-MEMBER: The Company shall dissolve, and its affairs shall be wound up on the first to occur of (i) At a time, or upon the occurrence of an event specified in the Articles of Organization or this Agreement. (ii) The determination by the Member that the Company shall be dissolved.

Upon the death of the Member, the Company shall be dissolved. By separate written documentation, the Member shall designate and appoint the individual who will wind down the Company's business and transfer or distribute the Member's Interests and Capital Account as designated by the Member or as may otherwise be required by law.

Upon the disability of a Member, the Member may continue to act as Manager hereunder or appoint a person to so serve until the Member's Interests and Capital Account of the Member have been transferred or distributed.

11. <u>Representations of Member</u> DELETED INTENTIONALLY
.

12. <u>Certificates Evidencing Membership</u>

Every Membership interest in the Company shall be evidenced by a Certificate of Membership issued by the Company. Each Certificate of Membership shall set forth the name of the Member holding the Membership interest and the Member's Percentage. Interest held by the Member, and shall bear the following legend:

"The Membership interest represented by this certificate is subject to, and may not be transferred except in accordance with, the provisions of the Operating Agreement of Purpose8 Real Estate, LLC, dated effective as of December 26, 2018, as the same from time to time may be amended, a copy of which is on file at the principal office of the Company."

Doc ID: a11d54da08ab758d28242128b3b966909205b059

13. Notices. DELETED INTENTIONALLY

14. Arbitration. DELETED INTENTIONALLY

15. Amendments. DELETED INTENTIONALLY

16. Indemnification

     a) SINGLE-MEMBER: The Member (including, for purposes of this Section, any estate, heir, personal representative, receiver, trustee, successor, assignee and/or transferee of the Member) shall not be liable, responsible or accountable, damages or otherwise, to the Company or any other person for: (i) any act performed, or the omission to perform any act, within the scope of the power and authority conferred on the Member by this agreement and/or by the Statutes except by reason of acts or omissions found by a court of competent jurisdiction upon entry of a final judgment rendered and un-appealable or not timely appealed ("Judicially Determined") to constitute fraud, gross negligence, recklessness or intentional misconduct; (ii) the termination of the Company and this Agreement pursuant to the terms hereof; (iii) the performance by the Member of, or the omission by the Member to perform, any act which the Member reasonably believed to be consistent with the advice of attorneys, accountants or other professional advisers to the Company with respect to matters relating to the Company, including actions or omissions determined to constitute violations of law but which were not undertaken in bad faith; or (iv) the conduct of any person selected or engaged by the Member.

The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, costs and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by the Member (including amounts paid in satisfaction of judgments, in settlement of any action, suit, demand, investigation, claim or proceeding ("Claim"), as fines or penalties) and from and against all legal or other such costs as well as the expenses of investigating or defending against any Claim or threatened or anticipated Claim arising out of, connected with or relating to this Agreement, the Company or its business affairs in any way; provided, that the conduct of the Member which gave rise to the action against the Member is indemnifiable under the standards set forth herein.

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Upon application, the Member shall be entitled to receive advances to cover the costs of defending or settling any Claim or any threatened or anticipated Claim against the Member that may be subject to indemnification hereunder upon receipt by the Company of any undertaking by or on behalf of the Member to repay such advances to the Company, without interest, if the Member is Judicially Determined not to be entitled to indemnification as set forth herein.

All rights of the Member to indemnification under this Agreement shall (i) be cumulative of, and in addition to, any right to which the Member may be entitled to by contract or as a matter of law or equity, and (ii) survive the dissolution, liquidation or termination of the Company as well as the death, removal, incompetency or insolvency of the Member.

The termination of any Claim or threatened Claim against the Member by judgment, order, settlement or upon a plea of *nolo contendere* or its equivalent shall not, of itself, cause the Member not to be entitled to indemnification as provided herein unless and until Judicially Determined to not be so entitled.

17. Miscellaneous

This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Michigan. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The captions in this Agreement are for convenience only and are not to be considered in construing this Agreement. All pronouns shall be deemed to be the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require. References to a person or persons shall include partnerships, corporations, limited liability companies, unincorporated associations, trusts, estates and other types of entities.

This Agreement, and any amendments hereto may be executed in counterparts all of which taken together shall constitute one agreement.

This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof. It is the intention of the Member that this Agreement shall be the sole agreement of the parties, and, except to the extent a provision of this Agreement provides for the incorporation of federal income tax rules or is expressly prohibited or ineffective under the Statutes, this Agreement shall govern even when inconsistent with, or different from, the provisions of any applicable law or rule. To the extent any provision of this Agreement is prohibited or otherwise ineffective under the Statutes, such provision shall be considered to be ineffective to the smallest degree possible in order to make this Agreement effective under the Statutes.

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Subject to the limitations on transferability set forth above, this Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, executors, administrators, successors, and assigns.

No provision of this Agreement is intended to be for the benefit of or enforceable by any third party.

IN WITNESS WHEREOF, the parties have executed this Agreement this 26th day of December 26, 2018

Purpose8 Real Estate, LLC

Brinda Devine

By:_____

Member Signature

Brinda Devine, President, Treasurer, Secretary, Manager

8

Doc ID: a11d54da08ab758d28242128b3b966909205b059

EXHIBIT G: MARKET ANALYSIS

Doc ID: a11d54da08ab758d28242128b3b966909205b059



KORNR STORE

working to change the world, one neighborhood at a time

KORNR STORE

NEIGHBORHOOD MARKETPLACE (12/5/2021)
6224 16th Street, Detroit, 48208/ Northwest Goldberg/ District 5

MARKETING

Brinda Devine
P8 Real Estate Solutions
WWW.P8REALESTATESOLUTIONS.COM

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Business Model

Our Company

Kornr Store is a proposed limited liability company located in Detroit, Michigan, 48208 USA. The company is planned to be a neighborhood marketplace/convenience store, offering variety of services including, coffee, healthy food and drink options, standards like such as milk, cereal, and soup, and a mixture of home and personal offerings from local small businesses.

Our customer profile is planned to be residents within 1 mile of our store location, mostly located in Detroit 48208 census track 53233. Many of our customers will be African Americans, since they have the largest share of population. Demand will also be driven from customers that work and visit local long-time anchors and institutions.

Compared to our nearby competitors in the marketplace who offer limited scope of service offerings, our convenience store is planned to be unique, offering variety of services in a 2 story, retail on 1st floor and one (1) residential units above (total 1,566 SF). Within the site, customers will enjoy an outdoor patio and small courtyard. Our products mix will also provide unique opportunities to serve different customer segments in the community who are unable to find their needs in nearby convenience stores.

Business Summary

Name: Kornr Store

Business: Marketplace/Convenience store

Location:
- Detroit, Michigan, 48208 United States

Geographical Focus:
- 48208 MI, Detroit (Northwest Goldberg)

Target Customers:
- Households and residents within 1 mile of our store location

Management:
- Brinda Devine

Competitors:
- Linwood Gas and Food
- Family Food Super Store
- Family Dollar
- CVS



Brinda Devine

Kornr Store

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Business Model

Location – 6224 16th Street, Northwest Goldberg 48208







- Development plan - 2 stories, retail on 1st floor with one (1) residential unit above at approximately 1,566 SF.
- 1st floor – Kornr Store, neighborhood marketplace at 816 SF. 2nd floor residential unit is 750 SF.

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Target Market Analysis: Northwest Goldberg Neighborhood

Target Market

This area has a population of 1,726 people living in the Northwest Goldberg neighborhood of which approximately 51% are females and 49% are males. Living in Northwest Goldberg neighborhood is considered an emerging neighborhood with its location just west of anchors and quick connections to the Lodge and I-96 freeways. Of the housing units, approximately 60% are owned with residents a mix between urban and suburban feel and most residents own their homes. In Northwest Goldberg there are parks but limited retail and restaurant options, the area is commonly known for its proximity near Henry Ford Hospital, the New Center area, and North End and Midtown neighborhoods that connects the Lodge and Chrysler Freeways in zip code area 48208 and 48202. Census track 5223.



JOY RD
DEXTER AVE
LAWTON ST
W EUCLID AVE
LINWOOD ST
14TH ST
W EUCLID AVE
LINCOLN ST
CASS AVE
I94
RIVER AVE
GRAND RIVER AVE
MCGRAW ST
14TH ST
TIREMAN ST
W GRAND BLVD
ROSA PARKS BLVD
W WARREN AVE
M10

Source: unitedstateszipcodes.org, U.S. Census

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Major Market Segmentations: Detroit

OVERVIEW – Generally, purchases of convenience stores industry goods are made for private, individual and household consumption. Most convenience store shoppers tend to be younger and less affluent. Therefore, millennials have driven revenue for convenience stores. Within this consumer group, males have traditionally purchased goods from convenience stores more often than their female counterparts. However, due to an increasingly on-the-go work environment and having to multitask between demand of work, hobbies and home, more women have found convenience stores' convenient food staple selections, in addition to their quick-service nature and improving ready-made food selections. This is expected to drive demand for this industry over the five years to 2025.

Consumers aged 24 and younger
In Detroit, consumers aged 24 and younger comprise 40.80% of revenue in 2020, making it the largest consumer segment for this industry. Younger consumers with advanced public transportation systems have greater access to convenience stores. Furthermore, college students and young professionals value several characteristics that this industry's operations provide, such as convenience, time-savings and extended hours of operation. Thus, this segment has increased as a share of revenue over the past five years.



Customer Segment - Detroit

- Consumers aged 65 or older: 10.40%
- Consumers aged between 45-64: 19.30%
- Consumers aged between 25-44: 29.50%
- Consumers aged 24 and younger: 40.80%

Consumers aged 25 to 44
Consumers aged 25 to 44 make up the second-largest market segment, accounting for 29.50% of industry revenue in 2020. Consumers within this age bracket typically comprise young professionals with a wider range of discretionary spending, in addition to young, on-the-go families that benefit from convenient offerings. Several of the fastest growing product categories in this industry, which include energy drinks and sports drinks are driven by young adults. Consequently, more prepared food items in convenience stores have also attracted millennials in recent years, increasing this segment's share of revenue during the period.

Source: IBISWorld Convenience Stores in the United States (2021); U.S. Census Bureau

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Major Market Segmentations: Detroit

Consumers aged 45 to 64

Consumers aged 45 to 64 are anticipated to account for 19.30% of industry revenue in 2020. Similar to millennials, older consumers in this age group have become busier in recent years and have benefited from purchasing food and other sundries from multiple retail channels. A 2018 study conducted by Social Science Research Solutions reveals that one-quarter of adults shop at convenience stores as frequently or more than at supermarkets and grocery stores (latest data available). Older adults with children particularly benefit from this retail channel, as it enables them to purchase staple food items, such as bread and milk, at any time of the day. This segment has remained a stable share of revenue over the past five years.

Consumers aged 65 and older

Consumers aged 65 and older make up a smaller portion of this industry's market, accounting for 10.40% of revenue in 2020. Baby boomers shop more frequently at competitive retail channels and are extremely brand loyal, shopping at convenience stores because they provide a one-stop shop experience for household goods. In addition to convenience stores, spending at pharmacies and drug stores comprises a large share of spending among older consumers due to their need for prescription drugs and over-the counter medication. Rite Aid Corporation, for example, introduced the wellness 65+ program to appeal to elderly consumers through discounts and other value-added services. Over the past five years, this segment has increased as a share of revenue.





Market Segmentation

Geographics
Area | Country | Region

Behavioral
Purchase Patterns | Usage

Demographics
Age | Gender | Income

Psychographics
Attitude | Activities | Values

slidemodel.com

Source: IBISWorld Convenience Stores in the United States (2021) ; U.S. Census Bureau

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Target Market Analysis: North End Neighborhood

Age

Ages chart illustrates the age and gender trends across all age and gender groupings. A chart where the covered area is primarily on the left describes a very young population while a chart where the covered area is primarily on the right illustrates an aging population.

The largest population of Northwest Goldberg neighborhood is the age group between 19 and 64 years old (60%) followed by the age group under 18 years (23%) and +65 years old (17%). The median age for the area in **2020** was 38.5 up from 35.8 in 2010.

Education Level

In Northwest Goldberg neighborhood, the largest percentage of population hold high school diploma or equivalent (35%), followed by residents with some college or associate's degree (34%). Only 12% of the population have bachelor's degree; while nearly 5% have Master's degree or higher.



Nw Goldberg Age Breakdown



Education Levels

Nw Goldberg Demographics

Population	Median Age
1,265	38.5

Source: U.S. Census Bureau

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Target Market Analysis: North End Neighborhood

Racial Diversity

For 2020, the most common race in Northwest Goldberg neighborhood is African American, sharing approximately 94.5% with Whites at 3.32% and the balance Hispanic.

Household Income

The household incomes chart shows how many household fall in each of the income brackets. In Northwest Goldberg neighborhood, the median household income is currently estimated at USD $17,793 with males earning a median of $21,305 and females earning a median of $10,822. In Detroit the median income per household is $26,249 while the state median is $50,803. Distribution of income shows residents household income at $10K-25K (65%), $25K- $60K (15%) and $60K-$200K (5%). Within the city of Detroit, 39.4% of its residents are living below the poverty level.

Source: U.S. Census Bureau

Nw Goldberg Population Breakdown By Race

Race	Nw Goldberg	Detroit	Michigan
White	3.32%	13.65%	78.89%
Black	94.45%	79.66%	13.89%
Asian	0.00%	1.41%	2.79%
American Indian	0.00%	0.36%	0.53%
Native Hawaiian	0.00%	0.01%	0.03%
Mixed race	2.23%	1.97%	2.74%
Other race	0.00%	2.94%	1.12%

In Nw Goldberg, 7.5% of people are of Hispanic or Latino origin.

Index	Nw Goldberg	Detroit	Michigan
Income per capita	$11,738	$15,562	$27,549
Median household income	$17,793	$26,249	$50,803
Median income owner occupied	$0	$38,453	$62,251
Median income renter occupied	$0	$17,899	$28,598
Median earnings male	$21,305	$21,490	$35,730
Median earnings female	$10,822	$19,089	$22,948
Unemployment rate	10.3%	11.9%	5.2%
Poverty level	n/a	39.4%	16.3%

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Market Research

Competitive Analysis

Ffamily Dollar

Name	Family Dollar
Industry	General store
Address	2322 W Grand Blvd #2340, Detroit, MI 48208

Family Dollar Stores of Michigan, Inc is located in Detroit, MI, United States and is part of the General Merchandise Stores, including Warehouse Clubs and Supercenters Industry. Family Dollar Stores of Michigan, Inc has 7 employees at this location. There are 15,756 companies in the Family Dollar Stores of Michigan, Inc corporate family.

Weaknesses:

- The company has very limited-service offerings with inflexible business model compared to our store. For instance, the company specializes mainly in liquor services for items such as craft beer and wine; while our company is planned to be a convenience store with a variety of offerings including the liquor services such as tobacco products, home and personal goods, packaged foods and drinks, etc.

- The company doesn't have co-working space or co-community space to host private meetings or community engagement events

Linwood Gas and Food

Name	Linwood Gas and Food
Industry	Gas Station and convenience Store
Address	6571 Linwood St, Detroit, MI 48208

Linwood Gas and Food is located in Detroit, MI, United States and is part of the Gas Stations Industry. Linwood Gas has Linwood Gas & Food Inc has 7 total employees across all of its locations and generates $1.10 million in sales (USD). The gas station also has a convenience store, offering basic items to local residents in the area such as bakery products, coffee and beer.

Weaknesses:

- The store doesn't provide all life essentials to residents in the area. This makes their service offerings somehow limited relative to the needs of residents.
- They neither provide delivery nor curb side pick up
- They neither have community space. Hence, they have little community engagement and unable to host events by local artists/entrepreneurs

Doc ID: a11d54da08ab758d28242128b3b966909205b059





Brinda Devine
P8 Real Estate Solutions
Founder
Ph: (248) 219-6685
Em: bddevine@gmail.com
www.p8realestatesolutions.com
Brinda Devine | LinkedIn

EXHIBIT H: BACKGROUND CHECKS

 

1. Name of covered person: Brinda Devine
2. Date: May 26, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Brinda Devine is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✅

Doc ID: a11d54da08ab758d28242128b3b966909205b059

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

    Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

Doc ID: a11d54da08ab758d28242128b3b966909205b059

 

1. Name of covered person: Purpose8 Real Estate LLC
2. Date: May 26, 2022

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Purpose8 Real Estate LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

Doc ID: a11d54da08ab758d28242128b3b966909205b059

SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

Doc ID: a11d54da08ab758d28242128b3b966909205b059

EXHIBIT H: FINANCIAL STATEMENTS

26th day of May, 2022

I, Brinda Devine, certify that:

1. The financial statements of Purpose8 Real Estate, LLC included in this Form are true and complete in all material respects; and

2. Since Kornr Store, LLC was formed in 2018, but operations have not yet begun no tax returns have been filed to date.

3. The attached financial statements are unaudited.

By: **PURPOSE8 REAL ESTATE, LLC**

By

Brinda Devine, Manager

1

Purpose8 Real Estate, LLC		
Profit and Loss (unaudited)	**2020**	**2021**
INCOME	$0.00	$0.00
TOTAL INCOME	**$0.00**	**$0.00**
EXPENSES	$0.00	$20.00
TOTAL EXPENSES	**$0.00**	**$20.00**
NET INCOME	**$0.00**	**($20.00)**

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Purpose8 Real Estate, LLC		
Balance Sheet (unaudited)	**As of 12/31/20**	**As of 12/31/21**
ASSETS		
Current Assets	$0.00	$60.00
Fixed Assets	$0.00	$30,392.23
Other Assets	$0.00	$0.00
TOTAL ASSETS	**$0.00**	**$30,392.23**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$0.00	$0.00
Long-term Liabilities	$0.00	$0.00
Total Liabilities	$0.00	$0.00
Equity		
Opening balance	$0.00	$30,392.23
Retained earnings	$0.00	$0.00
Net Income	$0.00	$0.00
Total Equity	$0.00	$0.00
TOTAL LIABILITIES AND EQUITY	**$0.00**	**$30,392.23**

Doc ID: a11d54da08ab758d28242128b3b966909205b059

Purpose8 Real Estate, LLC		
Statement of Cash Flows (unaudited)	2020	2021
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile to Net Cash	$0.00	$0.00
Net Cash provided by operating activities	$0.00	$0.00
INVESTING ACTIVITIES		
Net Cash provided by investing activities	$0.00	$30,432.23
FINANCING ACTIVITIES		
Net Cash provided by financing activities	$0.00	$0.00
NET CASH FOR PERIOD	$0.00	$0.00
CASH AT BEGINNING OF PERIOD	$0.00	$0.00
CASH AT END OF PERIOD	$0.00	$0.00

Doc ID: a11d54da08ab758d28242128b3b966909205b059